SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

ASHWORTH, INC.
(Name of Subject Company)
ASHWORTH, INC.
(Name of Person Filing Statement)
COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)
04516H101
(CUSIP Number of Class of Securities)
Halina Balys
Vice President, Corporate Secretary and Compliance Officer
2765 Loker Avenue West
Carlsbad, California 92010
(760) 438-6610
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
Copies to:
Gibson, Dunn & Crutcher LLP
3161 Michelson Drive, Suite 1200
Irvine, California 92612
(949) 451-3800
Attention: Mark W. Shurtleff, Esq.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Ashworth, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 20, 2008. The Schedule 14D-9 relates to the tender offer commenced by PHX Acquisition Corp., a Delaware corporation (the “Purchaser”) and wholly owned subsidiary of Taylor Made Golf Company, a Delaware corporation (“Parent”), to purchase all of the outstanding shares of common stock of the Company at a price of $1.90 per share, net to the holder in cash (subject to adjustment and applicable withholding tax, without interest, on the terms and subject to the conditions set forth in the Purchaser’s offer to purchase dated October 20, 2008 and the related letter of transmittal), all as described in a Tender Offer Statement on Schedule TO filed by the Purchaser with the SEC on October 20, 2008, as may be amended or supplemented from time to time. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Item 4. The Solicitation or Recommendation.
The second paragraph under the heading “Background of the Offer” is amended and restated as follows:
     The Company initially began exploring strategic alternatives toward the end of calendar year 2005. On November 28, 2005, after interviewing a number of potential investment bankers, the Company engaged Houlihan Lokey Howard & Zukin (“HLHZ”) to assist. HLHZ was selected (i) because of its focus on companies comparable in size to the Company and (ii) because, in addition to its national and international presence, HLHZ maintained a significant presence in Southern California. On February 22, 2006, HLHZ began reaching out to potential partners. As of May 2006, HLHZ had contacted 72 potential buyers (consisting of 42 strategic and 30 financial potential buyers). Of these, 45 initially declined, and 27 executed a confidentiality agreement and received the information memorandum. Of these, 23 declined after reviewing the information memorandum, and three submitted an initial bid. The Company received no final bids. In connection with HLHZ’s engagement, the Company paid to HLHZ a retainer of $130,000 and reimbursed HLHZ for $104,000 in expenses. The engagement with HLHZ was terminated on May 16, 2007. Since that time, the Company’s results of operations and financial position have substantially and continually deteriorated.
The fifth paragraph under the heading “Background of the Offer” is amended and restated as follows:
     On May 5, 2008, the Company engaged Kurt Salmon Associates Capital Advisors, Inc. (“KSA”) as the Company’s financial advisor as to strategic alternatives for its Gekko Brands, LLC (“Gekko”) subsidiary. KSA was recommended to the Board by Mr. Meyer and Mr. Koeneke (both of whom have extensive investment banking experience) based on (i) KSA’s expertise in the consumer and retail sector, including apparel (and licensed apparel in particular), (ii) KSA’s involvement in the successful sale of Cutter & Buck, an industry peer, (iii) KSA’s promise of direct, senior-level attention and effort that would likely not be available from larger investment banks or other qualified advisors and (iv) KSA’s track record of successfully closing acquisitions. In connection with such engagement, KSA established a virtual data room containing data with respect to Gekko.
The seventh paragraph under the heading “Background of the Offer” is amended and restated as follows:
     On May 29, 2008, the Board discussed certain strategic issues and alternatives. The Board approved amending the KSA engagement to include a potential sale of the entire Company. However, KSA was not authorized to contact any third party about a potential sale of the Company absent further approval of the Board, in an attempt to (i) prevent rumors from spreading throughout the market when no decision had been reached about selling the Company as a whole, (ii) avoid disruption to the Company’s business and (iii) ensure that contacts with potentially interested parties would be meaningful. On June 4, 2008, the Company and KSA revised their engagement letter to include a strategic review of the whole Company, in addition to Gekko.
The 16th paragraph under the heading “Background of the Offer” is amended and restated as follows:
     Mr. Meyer noted that Parent appeared prepared to move forward with a potential transaction with an expeditious closing and had engaged a financial advisor, while Party A and Party B would require substantial additional due diligence, were not well-placed to absorb the losses and other challenges facing the Company, and would likely place conditions on its offer that could be difficult or impossible to satisfy. At the meeting, the Company’s legal counsel, Gibson, Dunn & Crutcher LLP (“Gibson Dunn”), advised the Board on its fiduciary duties in connection with a potential sale of the Company. Thereafter, the Board adopted a resolution authorizing KSA to contact parties — in addition to Parent, Party A and Party B — that may be interested in acquiring the

Company or any of its assets in consultation with Mr. Meyer, so that Mr. Meyer could, based on his knowledge of the Company’s business and the industry, help to determine whether potential buyers would be qualified in order to keep the sale process focused, confidential and minimally disruptive. The Board had not previously authorized such further contacts in an attempt to avoid disruption to the Company’s business and ensure that contacts with potentially interested parties would be meaningful. Mr. Meyer was also authorized to continue discussions with potential purchasers and to enter into an exclusivity agreement with Parent if he deemed advisable. Finally, the Board discussed alternatives if KSA and Mr. Meyer were unable to locate a suitable acquiror of the Company, including the potential restructuring of the Company and the need for a restructuring officer in connection therewith. KSA also provided an update on the potential sale of Gekko, highlighting the continued challenges of promptly advancing the interest of parties in the process, and that based on feedback from interested parties following their further diligence, the expected sale price would likely be lower than the price paid by Ashworth for Gekko in its 2004 acquisition. KSA also reported that two additional parties had been invited to attend a presentation by Gekko management.
The 34th paragraph under the heading “Background of the Offer” is amended and restated as follows:
     During the morning of October 10, 2008, the Board held a special meeting to discuss developments in the sale process. Gibson Dunn provided a summary of the status of negotiations with Parent. The Board observed that its liquidity challenges were worsening and that general market conditions were rapidly deteriorating. The Board also reviewed the status of negotiations with Party A. Mr. Meyer indicated that Party A was straightforward about the difficulty it faced moving forward with a transaction as proposed, including with respect to a large prospective earnings dilution and the inability to reduce substantial costs in the near term, and even suggested possibly acquiring the Company out of bankruptcy in a pre-packaged deal. The Board also considered management’s communication that vendors were expressing increasing nervousness about the financial position of the Company. Gibson Dunn advised the Board with respect to its fiduciary duties, including those arising when an entity enters the zone or vicinity of insolvency. Mr. Meyer indicated to the Board that he would contact Parent with a counter-offer of $3 per share or higher to assess whether Parent would be receptive to a higher price.
The first paragraph under the heading “Reasons for the Offer and the Merger” is amended and restated as follows:
     In evaluating the Offer, the Merger and the Merger Agreement, the Board consulted with the Company’s management, legal counsel and financial advisors. In reaching its decision that the Offer and the Merger are advisable and fair to, and in the best interest of, the Company’s stockholders, and in reaching its recommendation that stockholders tender their Shares in the Offer, and, if applicable, vote in favor of the Merger, the Board considered a number of reasons, including the following material reasons, that the Board viewed as supporting its recommendation.
The second full (i.e., non-bulleted) paragraph under the heading “Reasons for the Offer and the Merger” is amended and restated as follows:
     In addition to the reasons set forth above, the Board considered the following potentially negative reasons not to consummate the Offer and the Merger:
The third through fifth full (i.e., non-bulleted) paragraphs under the heading “Reasons for the Offer and the Merger” are amended and restated as follows:
     The Board concluded, however, that many of these risks could be managed or mitigated by the Company or were unlikely to have a material effect on the Offer, the Merger or the combined company, and that, overall, the risks, uncertainties, restrictions and potentially negative reasons not to consummate the Offer and the Merger were outweighed by the potential benefits of the Offer and the Merger.
     The Board did not assign relative weights to the foregoing reasons or determine that any reason was of particular importance. Rather, the members of the Board viewed their position and recommendation as being based on the totality of the information presented to and considered by them. Individual members of the Board may have given different weight to different reasons.

     The foregoing discussion of reasons considered by the Board is not meant to be exhaustive but includes the material reasons considered by the Board in approving the Merger Agreement and the transactions contemplated by the Merger Agreement and in recommending that stockholders accept the Offer, tender their Shares and approve the Merger Agreement and the Merger. Moreover, the foregoing is not meant to imply that the Merger Agreement and the transactions contemplated thereby were approved unanimously, as James B. Hayes opposed the transaction and Stephen G. Carpenter, who was not present at the meeting when the Merger Agreement was approved, subsequently indicated that he was opposed to the transaction.
The information under the heading “Opinion of Kurt Salmon Associates Capital Advisors, Inc.” is amended and restated as follows:
Opinion of Kurt Salmon Associates Capital Advisors, Inc.
     Overview. Pursuant to an engagement letter, dated as of May 5, 2008, as amended on June 4, 2008 (the “Engagement Letter”), the Company retained KSA as its exclusive financial advisor in connection with the Offer and the Merger (collectively, the “Transaction”).
     Opinion. At the meeting of the Board on October 12, 2008, KSA rendered its oral opinion to the Board that, based upon and subject to the factors and assumptions set forth in its opinion, the Offer Price (i.e., the right, in the case of the Offer, to receive for each share of Company common stock $1.90 in cash, and, in the case of the Merger, to convert each share of Company common stock into the right to receive $1.90 in cash, all as described in the Merger Agreement and summarized in KSA’s written opinion) to be received by such holders, other than Dissenting Shares (as defined in the Merger Agreement) or any shares of Company common stock held in the treasury of the Company or owned by the Company or its affiliates, is fair, from a financial point of view, to the Company’s common stockholders as of the date the Offer Price is to be received by such stockholders. KSA confirmed its oral opinion by delivering its written opinion, dated as of October 12, 2008, to the Board.
     The full text of the written opinion of KSA, dated as of October 12, 2008, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by KSA in rendering its opinion, is attached as Annex A to this Statement and is incorporated herein by reference. The summary of KSA’s opinion below is qualified in its entirety by reference to the full text of the opinion, and the Company’s stockholders are urged to read the opinion carefully and in its entirety. KSA provided its opinion to the Board in connection with, and for the purpose of, the Company’s evaluation of the Transaction. KSA’s opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender Shares in the Offer or how such stockholder should vote with respect to any matter.
     In arriving at its opinion, KSA reviewed and analyzed such materials and considered such financial and other factors that it deemed relevant under the circumstances. In addition, KSA has:
•	reviewed the financial terms and conditions of the draft Merger Agreement provided to KSA and the Board by the Company’s legal counsel on October 11, 2008;

•	reviewed and analyzed certain financial and other data with respect to the Company, which was publicly available or made available to KSA from internal records of the Company;

•	reviewed and analyzed certain internal financial projections for the quarter ending October 31, 2008 and fiscal year ending October 31, 2009, on a stand-alone basis provided to KSA by the management of the Company;

•	reviewed and analyzed management’s line of credit availability projection;

•	compared the financial performance of the Company with that of certain other publicly traded companies deemed by KSA to be relatively and reasonably comparable to the Company or otherwise relevant to KSA’s inquiry;

•	reviewed the financial terms, to the extent publicly available, of certain transactions deemed by KSA to be relatively and reasonably comparable or otherwise relevant to KSA’s inquiry;

•	reviewed and analyzed the reported prices and trading history of the Shares from October 10, 2003 to October 10, 2008;

•	performed a discounted cash flows analysis for the Company on a stand-alone basis utilizing management’s financial projection for the fiscal year ending October 31, 2009 and applying certain sensitivity analysis for the fiscal years ending October 31, 2010 and beyond; and

•	reviewed other financial studies, analyses and investigations KSA deemed appropriate, including KSA’s assessment of general economic, market and monetary conditions.
     KSA also held discussions with the management of the Company and the Board concerning the Company’s business and operations, assets, present condition and future prospects, participated in discussions and negotiations among representatives of the Company and Parent, and undertook such other studies, analyses and investigations as KSA deemed relevant and appropriate.
     KSA relied upon and assumed the accuracy and completeness of all information supplied or otherwise made available to KSA, discussed with or reviewed by or for KSA, or publicly available, and KSA did not assume any responsibility for independently verifying such information and did not undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company and was not furnished with any such evaluation or appraisal. KSA expressed no opinion regarding the liquidation value of the Company. In addition, KSA did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the projections furnished to or discussed with KSA by the Company, KSA assumed that they had been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company, and KSA expressed no opinion with respect to such forecasts or the assumptions upon which they were based. KSA further relied upon the assurances of senior management of the Company that they were not aware of any facts that would make such financial or other information relating to the Company inaccurate or misleading. KSA further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or Parent and without reducing the contemplated benefits of the Transaction to the Company or the holders of Company common stock.
     KSA’s opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated only as of the date of the opinion. It should be understood that subsequent developments may affect the opinion and that KSA assumed no responsibility to update, revise or reaffirm the opinion based upon events or circumstances occurring after the date hereof. Further, KSA expressed no opinions on matters of legal, regulatory, tax or accounting nature relating to or arising out of the proposed Transaction and relied, with the Company’s consent, on the advice of the outside counsel and the independent accountants to the Company, and on the assumptions of the management of the Company, as to all accounting, legal, tax and financial reporting matters with respect to the Company and the Merger Agreement. Without limiting the generality of the foregoing, KSA did not undertake any independent analysis of any current, pending or threatened litigation, regulatory action, possible unasserted claims or other contingent liabilities to which the Company or any of its affiliates is a party or may be subject, and, at the direction of the Company and with its consent, KSA’s opinion makes no assumption concerning, and therefore does not consider, the possible assertion of claims, outcomes or damages arising out of any such matters.
     In accordance with customary investment banking practice, KSA employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses utilized by KSA in connection with providing its opinion.
     Projections. The projections furnished to KSA for the Company were prepared by the management of the Company. The Company does not publicly disclose internal management projections of the type provided to KSA in connection with KSA’s analysis of the Transaction, and such projections were not prepared with a view toward public disclosure, for the following reasons. The Company believes that it is not customary to disclose projections in a recommendation statement relating to a tender offer. Moreover, given changes in the apparel industry since the projections were prepared, the Company believes that the projections may not reflect current economic conditions, which are much less favorable, and therefore would not be helpful. The projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in the projections.

     Comparable Public Companies Analysis. KSA reviewed selected financial data and valuation multiples for the Company and compared this to corresponding data and multiples for 18 publicly traded companies deemed by KSA to be generally comparable to the Company. KSA noted that none of the selected companies is either identical or directly comparable to the Company and that any analysis of the selected companies necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading of the selected companies. KSA utilized the earnings forecasts for these companies from publicly available data and Capital IQ.
     In reviewing comparable public companies, KSA considered the following factors to be applicable in identifying those public companies for analysis: size of the company with respect to sales and market capitalization of the equity, similarities in product offerings and distribution, and financial performance with respect to revenue and earnings trends. Application of these criteria yielded the following companies which KSA deemed to be most comparable: (i) Delta Apparel, Inc., (ii) Hartmarx Corporation, (iii) Bernard Chaus, Inc., (iv) Sport Haley, Inc., (v) Callaway Golf Company, (vi) Aldila, Inc. and (vii) Adams Golf, Inc.
     KSA also considered a broader list of apparel companies with market capitalizations under $1.5 billion. This list included (i) Columbia Sportswear Company, (ii) Jones Apparel Group, Inc., (iii) Kenneth Cole Productions, Inc., (iv) Liz Claiborne, Inc., (v) Oxford Industries, Inc., (vi) Perry Ellis International, Inc., (vii) Phillips-Van Heusen Corporation, (viii) Quiksilver, Inc., (ix) The Timberland Company, (x) Under Armour, Inc. and (xi) The Warnaco Group, Inc.
     Other larger apparel companies were considered but were not deemed to be the most comparable to the Company based on their larger and more diverse revenue base, stronger financial performance, stronger capitalization, and greater access to financing. This list included (i) adidas AG, (ii) Gildan Activewear, Inc., (iii) Guess, Inc., (iv) Nike, Inc., (v) Polo Ralph Lauren and (vi) VF Corporation.
     Given the Company’s absence of positive LTM, FY 2008E and FY 2009P (in each case as defined below) earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA) and net income, KSA was unable to derive and apply traditional multiples to earnings. As a result, KSA used less customary metrics to derive multiples for the comparable public companies. KSA calculated enterprise value to sales (including LTM, FY 2008E and FY2009P) ratios, equity price to book value ratios and equity price to tangible book value ratios. LTM refers to the latest twelve months, FY 2008E refers to the 2008 fiscal year estimate, and FY 2009P refers to the 2009 fiscal year projection. Estimates and projections for comparable companies were based on Reuters Consensus Estimates via Capital IQ.
     Based on various judgments concerning relative comparability of each of the selected companies to the Company, KSA did not solely rely on the quantitative results of the analysis in developing reference ranges or otherwise applying its analysis. KSA selected a range of multiples, with more weight given to the companies with similar size, financial performance and capitalization to the Company. KSA’s analysis resulted in a range of enterprise value to LTM sales ratios of 0.31x - 0.41x, enterprise value to FY 2008E sales ratios of 0.43x — 0.53x, enterprise value to FY 2009P sales ratios of 0.41x — 0.51x, equity price to book value ratios of 0.22x — 0.72x and equity price to tangible book value ratios of 0.39x — 0.89x for the comparable public companies.
     KSA applied the trading multiples range of comparable companies to the Company’s corresponding metrics to establish a range of implied value per share. KSA gave particular weight to the enterprise value to LTM sales ratio, which implied a range of $0.59 to $1.90 per share. The overall comparable public company analysis implied a value range of $1.25 to $2.92 per share. KSA compared the implied value per share range with the offer price of $1.90. This analysis showed that, based on the estimates and assumptions used in the analysis, the valuation multiples for the Company implied by the Offer Price were within the range of valuation multiples calculated for the comparable public companies.

     Comparable Precedent Transactions Analysis. KSA analyzed publicly available information regarding numerous apparel industry transactions. In determining the transactions that KSA considered to be comparable to the Offer and the Merger, KSA considered the following factors: similar product offerings and distribution, similar revenue size and financial performance, and public availability of adequate financial disclosure with respect to the transactions. KSA also considered the all-cash form of the transaction consideration. KSA’s review of comparable transactions extended back for a period of five years.
     KSA, based on its experience with mergers and acquisitions and the apparel industry, selected transactions deemed to be most comparable, which included (i) Radius Partners LLC and Windsong Brands’ acquisition of Ellen Tracy, (ii) Sun Capital’s acquisition of Kellwood Company, (iii) Perry Ellis International, Inc.’s acquisition of Laundry By Design and C&C California, (iv) Great Circle Ventures’ acquisition of Tail, Inc. and (v) Infinity Associates LLC, Perseus LLC and Symphony Holdings Ltd.’s acquisition of Haggar Corp.
     Other transactions that were considered in KSA’s analysis included (i) G-III Apparel Group, Ltd’s acquisition of Andrew Marc, (ii) Prana Living LLC and Steelpoint Capital Partners’ acquisition of prAna, (iii) VF Corporation’s acquisition of Mo Industries Holdings, Inc., (iv) SRI Sports Ltd.’s acquisition of Cleveland Golf Company, Inc., (v) The Millwork Trading Company’s acquisition of Emma James, Institutions, JH Collectables and Tapemeasure, (vi) Kenneth Cole Productions’ acquisition of Le Tigre, (vii) Hartmarx Corporation’s acquisition of Monarchy LLC, (viii) Kellwood Company’s acquisition of Royal Robbins, (ix) Kellwood Company’s acquisition of Hanna Andersson Corp., (x) New Wave Group AB’s acquisition of Cutter & Buck, Inc., (xi) Dick’s Sporting Goods, Inc.’s acquisition of Golf Galaxy, Inc., (xii) Philips-Van Heusen Corp.’s acquisition of Superba, Inc., (xiii) Redcats USA’s acquisition of The Sportsman’s Guide, Inc., (xiv) Berkshire Hathaway, Inc.’s acquisition of Russell Corp, (xv) Iconix Brand Group, Inc.’s acquisition of Mossimo, Inc., (xvi) Apax Partners’ acquisition of Tommy Hilfiger Corp., (xvii) Carter’s Inc.’s acquisition of OshKosh B’Gosh, Inc., (xviii) Oxford Industries, Inc.’s acquisition of Ben Sherman Limited, (xix) VF Corporation’s acquisition of Vans, Inc., (xx) J.W. Childs Associates, L.P.’s acquisition of Joseph Abboud Apparel Corp., (xxi) Jones Apparel Group, Inc.’s acquisition of Kasper A.S.L. Ltd., (xxii) VF Corporation’s acquisition of Nautica Enterprises, (xxiii) Oxford Industries, Inc.’s acquisition of Viewpoint International, Inc. (Tommy Bahama), (xix) Leonard Green & Partners, L.P.’s acquisition of Varsity Brands, Inc. and (xxv) Perry Ellis International, Inc.’s acquisition of Salant, Inc.
     KSA also considered over 100 additional transactions involving soft goods, related accessories, and retail companies over the preceding five-year period that were deemed to be less comparable in nature.
     Given the Company’s absence of positive earnings before interest and taxes (EBIT), earnings before interest, taxes, depreciation and amortization (EBITDA) and net income, KSA was unable to derive and apply traditional multiples to earnings. KSA was able to derive and apply enterprise value to LTM sales ratios for the comparable transactions. The application of the transaction multiples yielded a range of value from $1.76 to $3.07 per share. This analysis showed that, based on the estimates and assumptions used in the analysis, the Offer Price of $1.90 was within the range of valuation calculated for the comparable precedent transactions.
     Historic Stock Price Analysis. KSA reviewed selected market information concerning the Company’s common stock, including stock price and trading volume over selected periods. KSA compared the consideration to be received by the shareholders of the Company of $1.90 per share to the Company’s stock price on October 10, 2008, the 52-week low (reached on October 8, 2008), the one-month close, four-week average, three-months close, six-months close and one-year close preceding October 10, 2008, and the 52-week high (reached on October 12, 2007).
     KSA observed that as of October 10, 2008, the one-month trading range for the Company common stock was $1.42 to $3.95 per share. The Company’s stock price had declined 56.6% since the release of the latest quarterly earnings on September 9, 2008. The $1.90 per share consideration represented a 9.8% premium to the October 10, 2008 closing price of $1.73 and 33.8% premium to the 52-week low of $1.42 reached on October 8, 2008. While the trading history of the Company common stock over a 52-week period was reviewed, KSA observed that the one-month trading range for the Company common stock was most relevant given the present commercial environment for apparel and retail companies, severe liquidity pressures and the recently announced operating losses.

     KSA did not express any opinion as to the actual value of the Company’s common stock on October 10, 2008, or the prices at which the Company’s stock may trade following the announcement of the Merger or at any time in the future.
     Discounted Cash Flow Analysis. KSA performed a discounted cash flow analysis, calculating a range of theoretical equity values for the Company based on the net present value of the projected free cash flow (defined as EBIT less taxes on EBIT, plus depreciation and amortization, plus deferred taxes, less capital expenditures, adjusted for any changes in projected working capital) for fiscal years ending October 31, 2009 through 2013, plus the net present value of a terminal value. The terminal value is an estimate of the future value of the Company at the end of fiscal year 2013 based on a terminal multiple of 2013 projected EBITDA. KSA utilized forecasted financial results provided by the Company management for the fiscal years ending October 31, 2008 and 2009, and KSA estimates for the fiscal years ending October 31, 2010 through 2013, based on the assumptions used and provided by the Company’s management for the prior projected periods and applying a range of sensitivity.
     KSA calculated a range of net present values based on an assumed tax rate of 0.0% (given the Company’s significant net operating losses, the Company is not projected to pay taxes for fiscal years 2009 — 2013), discount rates ranging between 12.0% and 14.0% (based upon an analysis of the weighted average cost of capital of the Company), and a range of EBITDA terminal multiples of 6.5x to 7.5x applied to the projected fiscal year ending October 31, 2013 EBITDA. KSA added the Company’s net debt as of July 31, 2008 resulting in an implied equity value for the Company, which, divided by the fully diluted shares outstanding as of October 10, 2008, implied per share values of the Company’s equity ranging from a low of $0.38 to a high of $1.10. This analysis showed that, based on the estimates and assumptions used in the analysis, the Offer Price of $1.90 was above the range of valuation calculated in the discounted cash flow analysis.
     The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by KSA. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. KSA believes that the foregoing summaries and their respective analyses must be considered as a whole and that selecting portions of the foregoing summaries and their respective analyses, without considering all of the analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. In arriving at its opinion, KSA did not attribute any particular weight to any analysis or factor (positive or negative), considered in isolation, that supported or failed to support its opinion. Rather, KSA considered the totality of the factors and analyses performed in determining its opinion. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by KSA are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, KSA’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be bought or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of KSA’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purpose of KSA’s analysis, may be considered similar to the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Transaction.
     KSA’s opinion was provided to the Board in connection with the Board’s consideration of the proposed Transaction and was only one of many factors considered by the Board in evaluating the proposed Transaction. Neither KSA’s opinion nor its analyses were determinative of the Offer Price or of the views of the Board or the Company’s management with respect to the proposed Transaction or the Offer Price. The type and amount of consideration payable in the proposed Transaction were determined through negotiation between the Company and Parent, and the decision to enter into the Offer and the Merger was solely that of the Board.
     KSA, as a customary part of its investment banking business, engages in the valuation of businesses and their securities in connection with mergers and acquisitions.

     In rendering its opinion, KSA assumed that the proposed Transaction will be consummated on substantially the same terms as described in the Merger Agreement, without any waiver of any material terms or conditions by the Company. Further, KSA assumed that, in all respects material to its analysis, the representations and warranties of the Company and Parent contained in the Merger Agreement are true and correct and that each of the parties to the Agreement will perform all of the covenants and agreements to be performed by it under the Merger Agreement.
     KSA’s opinion addresses only the fairness, from a financial point of view, of the Offer Price to be paid to the holders of Company common stock in the proposed Transaction, and KSA did not express any views on any other terms of the proposed Transaction. Specifically, KSA’s opinion did not address the Company’s underlying business decision to effect the proposed Transaction as compared to any alternative business strategies that might exist for the Company, the financing of the Transaction or the effects of any other transaction in which the Company might engage. Furthermore, KSA expressed no opinion with respect to the amount or nature of any compensation to any officers, directors or employees of any party to the Transaction, or any class of such persons relative to the Offer Price to be received by the holders of Company common stock in the Transaction or with respect to the fairness of any such compensation.
     KSA did not express any opinion as to the price or range of prices at which the Company’s common stock may trade subsequent to the public announcement of the Transaction.
     For services rendered in connection with the proposed Transaction, the Company has agreed to pay KSA a non-refundable retainer fee of $100,000, credited against a contingent success fee of 1.75% of the total Transaction consideration. The entirety of such contingent success fee will become payable only if the proposed Merger is consummated. In addition, the Company has agreed to reimburse KSA for its expenses incurred in connection with its services and will indemnify KSA against certain liabilities in connection with its services. KSA does not have any equity holdings in the Company.
     During the prior two years preceding the date of this opinion, KSA provided a range of general management consulting services to an affiliate of Parent in Europe and Asia. Neither KSA nor its affiliates have had any other significant commercial or investment banking relationships with the Company, Parent or the Purchaser.
Item 8. Additional Information.
Item 8 is supplemented by adding the following information at the end thereof:
Beers v. Ashworth, Inc., et al.
     On October 31, 2008, Richard F. Beers, individually and purportedly on behalf of all others similarly situated, filed a complaint against the Company, each Board member, Parent and the Purchaser in the Superior Court of the State of California (Case No. 37-2008-00060336-CU-MC-NC, San Diego — North County, Vista Regional Center). The complaint, which is filed herewith as exhibit (a)(7) and incorporated by reference herein, alleges that each Board member breached his fiduciary duties to the Company’s shareholders in connection with the Company sale process and related disclosure, and that Parent and the Purchaser aided and abetted the Board in the alleged breaches of fiduciary duties.
     The complaint seeks the following relief with respect to all defendants jointly and severally: (i) certification of the action as a class action, certification of the plaintiff as class representative and certification of the plaintiff’s counsel as class counsel, (ii) preliminary and permanent injunctions of the Offer, (iii) in the event that the Offer is consummated, rescission of the Offer or an award of rescissory damages, (iv) an order that the defendants account to the plaintiff and other members of the putative class for all damages allegedly caused by the defendants and that the defendants account for all profits and any special benefits allegedly obtained as a result of the defendants’ alleged breaches of fiduciary duties, (v) an award to the plaintiff of the costs of the action, including a reasonable allowance for the fees and expenses of the plaintiff’s attorneys and experts and (vi) such further relief as the court deems just and proper.

Item 9. Exhibits.
Item 9 is supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(7)*	Complaint filed on October 31, 2008 by Richard F. Beers, individually and on behalf of all others similarly situated, in the Superior Court of the State of California (Case No. 37-2008-00060336-CU-MC-NC, San Diego — North County, Vista Regional Center).

*	Filed herewith.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2008

ASHWORTH, INC.

By: Name:	/s/ Allan H. Fletcher Allan H. Fletcher
Title:	Chief Executive Officer